

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 6, 2006

Ms. Lisa W. Rodriguez
Senior Vice President and Chief Financial Officer
Weatherford International Ltd.
515 Post Oak Boulevard
Houston, Texas 77027-3415

> **Re:** **Weatherford International Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-31339**

Dear Ms. Rodriguez:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 1A. Risk Factors, page 17

1.   We note the change in heading for the first risk factor in your Form 10-K. We consider the change to be substantive in that now neither the heading nor the text of the risk factor notes the significance of the operations subject to the described risk. Please address.

Consolidated Financial Statements, page 44

Consolidated Statements of Income, page 49

2.   We note on page 30 that your other non-operating income for 2005 includes the gain on sale of non-core assets. Please reclassify the gain to include it in operating income pursuant to paragraph 45 of SFAS 144.

3.   We note that you have classified equity in earnings of unconsolidated affiliates within operating income. Please tell us whether you consider your equity method investments to be integral to your operations, and if so, explain the reasons why. If your equity method investments are not integral to your operations, then reclassify earnings of unconsolidated affiliates outside of operating income. Refer to Rule 5-03(b)(13) of Regulation S-X.

Notes to Consolidated Financial Statements, page 52

4.   Please tell us how you considered the disclosure requirements related to product warranties under paragraph 14 of FIN 45, and expand your footnote disclosures accordingly to the extent your product warranty liability is material.

Note 1. Summary of Significant Accounting Policies, page 52

Revenue Recognition, page 56

5.   We note that you offer a range of products and services and also offer packages of products and services. Please tell us how you considered EITF 00-21 in accounting for those arrangements that contain multiple deliverables.

Ms. Lisa W. Rodriguez
Weatherford International Ltd.
April 6, 2006
Page 3

6.   We note on page 32 that your contract drilling and pipeline service revenue base is highly contractual by nature. Please expand your revenue recognition policy footnote to clarify the nature of these contracts (i.e., turnkey, day rate, footage, etc.) and how you recognize revenue under these contracts. Your revised disclosure should address the significant terms of such material contracts.

7.   We note that you recognize the revenues and costs related to the preparation and mobilization of equipment and personnel over the primary contract term of the project using the straight-line method. Please tell us whether the amount of activity under the projects is typically uniform over their contract terms. Additionally, tell us the length of a typical contract.

8.   Please explain to us the nature of rebillables, and support for us why it is appropriate to present the revenues and costs on a gross basis in your statements of income. Additionally, tell us the amount of revenues and costs recognized in 2005, 2004 and 2003 that are attributed to rebillables.

Note 15. Shareholders' Equity, page 70

9.   We note that the warrant issued to Shell Technology Ventures may be settled through physical delivery, net share settlement, and net cash settlement or a combination thereof. Please tell us how you considered EITF 00-19 in accounting for the warrants as equity instead of as a liability. Refer to Section II.B.1. of Current Accounting and Disclosure Issues in the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for further guidance.

Note 17. Income Taxes, page 77

10.   We note that you recorded an income tax reserve for $8,744 in 2005. Please disclose your accounting policy for recording tax reserves, and clarify in your footnotes why the reserve was established.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne
       Ms. Shannon Buskirk